Exhibit 4.4

EMPLOYMENT AGREEMENT

This Agreement is between Sears Canada Inc. (“Sears”) and Calvin McDonald.

1.	EMPLOYMENT

The effective date of this Agreement and your first day in this position is June 22, 2011 (the “Effective Date”). This offer and the agreement arising from this offer is subject to the approval of the Board of Directors of Sears Canada Inc. (the “Board”). In addition, if the requirements of Sections 6 and 7 are not satisfied before the first day of work, then this Agreement, at Sears’ option, is terminated and if so, the offer of employment contained herein is rescinded.

1.1	Your position will be President and CEO, and you will have those duties, responsibilities and reporting requirements which are ordinarily and reasonably expected of a President and CEO and as may from time to time be assigned by the Board or its designate. A more detailed description of your duties and responsibilities will be discussed with you upon commencement in the role.

1.2	You shall devote your full working time and attention and you shall exert your best efforts, knowledge, skill and energy to the performance of your duties with Sears. Sears standard workweek is 40 hours. However, you will be required to devote whatever time is reasonably necessary to complete the requirements of your position, which may exceed 40 hours per week from time to time, without entitlement to overtime pay. You are a fiduciary of Sears and shall act at all times in the Sears’ best interests.

1.3	You will not become, without obtaining the prior written consent of the Chair of the Board, a director, officer, employee, agent or consultant of, or engage in any other business or occupation for, any other company, firm, charity or individual while in the service of the Company.

1.4	You agree that no representation or inducement has caused you to leave any previous employment.

2.	COMPENSATION

2.1	Sears will pay you a base salary of $800,000 (CDN) per annum, less deductions required by law, paid monthly via direct deposit (“Base Salary”).

2.2	You are entitled to four (4) weeks of annual paid vacation time per year, pro-rated for any partial years worked. All vacation must be taken annually and where possible, should be taken in periods of one or two weeks at a time. Payment of all vacation pay will be at Base Salary. You will be required to arrange vacation time off to suit the needs of the Company. Future vacation entitlement will be earned based on company policy, which may be amended from time to time. Unused vacation time will not be carried over to the following year(s) but will be forfeited, subject to you being paid annually the minimum vacation pay required under the Ontario Employment Standards Act, 2000 (“ESA”). On leaving the employment of the Company for whatever reason, the Company will pay you any accrued, but unpaid vacation pay up to the date the your employment ceases.

2.3	You will be eligible to participate in the Sears Flexible Benefit Plan, under the terms of the plan which may be amended from time to time, commencing on the first of the month following or coincident with your date of hire. A booklet setting out eligibility rules and coverage offered under the plan will be mailed directly to your home.

2.4	You will be eligible for the Sears Associate Discount Benefit, in accordance with the Associate Discount Policy which may be amended from time to time.

2.5	You are eligible to participate in the Sears Defined Contribution Pension Plan, in accordance with the terms of the plan which may be amended from time to time. The details and coverage levels will be discussed with you in more detail after the Effective Date.

2.6	You will be eligible to participate in our corporate incentive program, under the terms of the program as amended from time to time (the “Annual Incentive Program”). Subject to the approval of the Human Resource and Compensation Committee, the Annual Incentive Program provides a Target Incentive Opportunity of 100% of your Base Salary. Your target incentive under the 2011 Annual Incentive Program will be prorated from your Effective Date through January 28, 2012, the last day of Sears’ 2011 fiscal year. In order to receive payout under the Annual Incentive Program, you must be Actively Employed on the date of payout. For the purposes of this Agreement, the term “Actively Employed” does not include any period of reasonable or statutory notice or any period of deemed employment or salary continuance. More information on the Annual Incentive Program will be provided to you upon your commencement in the role.

2.7	You will be eligible to participate in the 2011-2013 Long Term Incentive plan (LTIP) cycle under the terms of the plan which may be amended from time to time. The target payout for eligible associates is a percentage of earnings which is pre-set for each LTIP eligible position. At your level, the LTIP is designed to pay a target incentive of 300% of your Base Salary. Your LTIP amount will be based on your Base Salary in effect in the applicable fiscal year. Except as set forth in Section 4.4, in order to receive a payout under the LTIP, you must be Actively Employed on the date of payout. In accordance with the terms of the LTIP, the target incentive of 300% of your Base Salary for the 2011-2013 LTIP cycle will be pro-rated to the date during the performance period that you become a participant. The terms of your participation in future LTIPs (which terms will be consistent with this Section 2.7) will be determined by the Human Resource and Compensation Committee in conjunction with the Board.

3.	SIGNING BONUS AND RELOCATION

3.1	Sears will provide you with a one-time signing bonus of $200,000 CDN (gross) (the “Signing Bonus”). The Signing Bonus shall be payable to you within 30 days of the Effective Date. Should you resign from your employment with Sears, or should you be terminated for Cause (as defined below), within 24 months of the Effective Date you agree to reimburse Sears 100% of the Signing Bonus, and you authorize Sears to deduct this amount from your final pay, including but not limited to regular salary and vacation pay. Any outstanding amount must be paid within 30 days of your last day worked. Should Sears decide to terminate your employment, on a without cause basis, you will not be required to repay the Signing Bonus.

3.2	Sears will provide you with a Cash Retention Award of $1,000,000 CDN (gross) (the “Retention Award”), which amount shall be paid in four equal installments as soon as reasonably practicable after January 31, 2012, January 31, 2013, January 31, 2014 and January 31, 2015. Except as set forth in Section 4.4, in the event that your employment with the Company is terminated for any reason prior to the payment date, you will not be entitled to receive any unpaid portion of the Retention Award. Further, in the event you voluntarily terminate your employment with Sears Canada or are terminated by Sears Canada for Cause within twelve (12) months of a payment date, you will be required to repay that amount to Sears Canada within thirty (30) days of your last day worked.

4.	CESSATION OF EMPLOYMENT

4.1	You may retire or resign from Sears at any time upon providing 30 days’ written notice, which can be waived in whole or in part by Sears and you will not be entitled to receive any further compensation or benefits whatsoever other than those which have accrued up to the last day you are Actively Employed with the Company.

4.2	Sears may terminate your employment at any time for Cause without notice or pay in lieu of notice, in which event your participation in the Sears benefits plan, pension plan, if applicable, Annual Incentive Program and LTIP shall immediately cease.

4.3	In the event that you die or are unable to perform substantially all of the your employment related duties for a period of more than either three (3) consecutive months, or six (6) months in the aggregate during any twelve (12) month period, the Company will not be obligated to provide you with notice of termination or pay in lieu of such notice, and you or your estate will not be entitled to receive any further compensation or benefits pursuant to the terms of this Agreement other than those which have accrued up to the last day you are Actively Employed with the Company. This provision shall not affect your entitlement to any benefits under the terms of the Company’s Long-Term Disability Plan.

4.4	Should Sears decide to terminate your employment on a without cause basis or should you terminate your employment for Good Reason (as defined below), and no future agreement is executed which supersedes this Agreement, during the first twelve (12) months of your employment, you will be provided with twelve (12) months of salary continuation equal to your Base Salary (the “Salary Continuation Period”), provided that, after the first anniversary of the Effective Date, the Salary Continuation Period will be extended by one (1) month for each complete month worked beyond your first anniversary up to a maximum Salary Continuation Period of twenty four (24) months. This amount is inclusive of all termination and severance pay to which you may be entitled under the ESA or other applicable employment standards legislation. Further, and notwithstanding the terms of the LTIP, should Sears decide to terminate your employment on a without cause basis or should you terminate your employment for Good Reason, and no future agreement is executed which supersedes this Agreement, provided that you were Actively Employed for the first twelve (12) months of the performance period relating to such LTIP, you will be entitled to a pro-rata share of any LTIP target incentive awards (based on you active months of employment during the related performance period), payable at the time the award is scheduled to be paid, provided that your achievement of the financial performance metrics relating to such LTIP as of the end of the fiscal month immediately preceding such termination is equal to or greater than the established fiscal performance targets as of the end of such fiscal month and provided that at the end of the full performance period the financial performance metrics relating to such LTIP have also been achieved. Further, should Sears decide to terminate your employment on a without cause basis or should you terminate your employment for Good Reason, and no future agreement is executed which supersedes this Agreement, you will also be paid the next installment due under Section 3.2.

For the purposes of this Agreement, Good Reason means any of the following, without your prior written consent: (i) a material reduction of your Base Salary or (ii) your removal from the board of directors of the Company. Notwithstanding the foregoing, you must give notice to the Company within 15 days following your knowledge of an event constituting Good Reason describing the alleged failure or action by the Company and advising of your intention to terminate your employment for Good Reason, provided that if you fail to provide such notice within 15 days, such event shall not constitute Good Reason under this Agreement. The Company shall then have 30 business days to correct such failure or action following the delivery of such written notice (the “Cure

Period”). In the event that the Company does not correct such failure or action, you shall provide notice to the Company that it has not corrected such failure or action and shall resign from employment for Good Reason at the end of the Cure Period.

Sears’ obligations hereunder shall be reduced on a dollar-for-dollar basis (but not below your statutory entitlement to notice and severance pay, if applicable, under the ESA), by the amount, if any, of fees, salary, wages or other compensation that you earn from a subsequent employer (including those arising from self-employment) during the Salary Continuation Period.

4.5	Upon termination of your employment with Sears for any reason under the terms of this Agreement (whether initiated by you or Sears), you will execute a binding general release and waiver of claims in the form attached as Schedule “A” hereto, which is incorporated by reference herein. Upon payment of the amount set forth in Section 4.4 above, you shall have no claim against Sears in respect of your employment or the cessation of your employment, for damages or otherwise, except in respect of payment of monies earned, due or owing to the date of termination. Sears shall have no obligation to make the payments described in Section 4.4 until and unless you execute and deliver to Sears a release in the form attached hereto as Schedule “A”. Should you elect not to execute and deliver such release or should you subsequently revoke such release, you shall only be entitled to receive such notice of termination and severance pay, if applicable, to which you are entitled pursuant to the ESA, or other applicable employment standards legislation, as amended from time to time.

If you are terminated without cause, you will be entitled to continue in the Sears’ benefits plans and pension plan, if applicable, during the statutory notice period under the ESA. Your participation in the Annual Incentive Program and the LTIP will cease as of the last day you are Actively Employed.

4.6	At the time your employment with Sears ceases, any vacation that you have taken in excess of that which you have accrued to date will be deducted from any outstanding income owed to you, including but not limited to regular salary, vacation pay, termination pay and/or severance pay.

4.7	You agree to promptly return all Sears’ property at the time of cessation of employment for any reason.

4.8	For the purposes of this Agreement “Cause” means (i) a material breach by you (other than a breach resulting from your incapacity due to a disability) of your duties and responsibilities which breach is demonstrably willful and deliberate on your part, is committed in bad faith or without reasonable belief that such breach is in the best interests of Sears and is not remedied in a reasonable period of time after receipt of written notice from Sears specifying such breach; (ii) the commission by you of an indictable offence; or (iii) dishonesty or willful misconduct in connection with your employment.

4.9	The Company’s obligation to pay you the amount set out above in Section 4.4, is conditional upon your ongoing compliance with the protective covenants contained in Section 5 below. In the event that you breach any of the protective covenants contained in Section 5, (1)you will remain bound by all of the terms of this Agreement, (2) the payments made pursuant to Section 4.4 will automatically cease, and you will be required to return any payments already made pursuant Section 4.4 (3) the Company will be under no further obligation to pay you any payments under Section 4.4, subject to any payments that may be required to satisfy the ESA, and (4) the Company may seek injunctive or other relief as set out blelow.

5.	PROTECTIVE COVENANTS

5.1	In consideration of the offer set out herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, you agree to the following:

(a) Non-Disclosure and Non-Solicitation. You acknowledge and agree to be bound by the following:

i. Non-Disclosure of Sears Confidential Information. You will not, during the term of your employment with Sears or thereafter, except as Sears may otherwise consent or direct in writing, reveal or disclose, sell, use, lecture upon or publish any “Sears Confidential Information” (as defined herein) until such time as the information becomes publicly known other than as a result of its disclosure, directly or indirectly, by you.

ii. Sears Confidential Information. For purposes of this Agreement, “Sears Confidential Information” means trade secrets and non-public information which Sears designates as being confidential or which, under the circumstances, should be treated as confidential, including, without limitation, any information received in confidence or developed by Sears, its long and short term goals, vendor and supply agreements, databases, methods, programs, techniques, business information, financial information, marketing and business plans, proprietary software, personnel information and files, client information, pricing, and other information relating to the business of Sears that is not otherwise generally known or accessible by the public or in the industry.

iii. Non-Solicitation of Employees. During your employment with Sears and for one (1) year from the date of termination, regardless of the reason for such termination, you shall not, directly or indirectly, solicit or encourage any person to leave her/his employment with Sears or assist in any way with the hiring of any Sears employee by any future employer or other entity.

(b) Non-Competition. You acknowledge that as a result of your position at Sears you will learn or develop Sears Confidential Information and that use or disclosure of Sears Confidential Information is likely to occur if you were to render advice or services to any Sears Competitor.

i. Therefore, should your employment with Sears cease for any reason, you will not, for one (1) year from the date of termination, directly or indirectly, aid, assist, participate in, consult with, render services for, accept a position with, become employed by, or otherwise enter into any relationship with (other than having a passive ownership interest in or being a customer of) any Sears Competitor in Canada. Notwithstanding the foregoing, in the event that the Salary Continuation Period has been extended beyond one (1) year, the period applicable to this Section 5.1(b) shall be extended to match the duration of the Salary Continuation Period.

ii. For purposes of this Agreement, “Sears Competitor” means:

1. Those Canadian operations of the companies listed on Schedule B hereto, each of which you acknowledge is a Sears Competitor, whether or not it falls within the categories in subsection 5.1(b)(ii)(2), below, and further acknowledges that this is not an exclusive list of Sears Competitors and is not intended to limit the generality of subsection 5.1(b)(ii)(2), below; and

2.(A) Any party engaged in any retail business (whether in a department store, specialty store, discount store, direct marketing, or electronic commerce or other business format), that consists of selling furniture, appliances, electronics, hardware, auto parts and/or apparel products, or providing home improvement, product repair and/or home services, with combined annual revenue from Canadian operations in excess of $1 billion, (B) any vendor with combined annual gross sales of services or merchandise to Sears in excess of $200 million, or (C) a party engaged in any other line of business, in which Sears has commenced business prior to your date your employment ends with Sears having annual gross sales in that line of business in excess of $100 million.

iii. You acknowledge that Sears shall have the right to modify Schedule B periodically to include (1) emergent Canadian competitors in Sears existing lines of business and (2) Canadian competitors in lines of business that are new for Sears, in each case, with your prior written consent, which consent shall not be unreasonably withheld.

(c) Compliance with Protective Covenants. You will provide Sears with such information as Sears may from time to time reasonably request to determine your compliance with this Section 5. You release Sears, its agents and employees, from all liability for any damage arising from any such reasonable contacts or communications.

(d) Necessity and Reasonableness. You agree that the restrictions set forth herein are necessary to prevent the use and disclosure of Sears Confidential Information and to otherwise protect the legitimate business interests of Sears. You further agree and acknowledge that the provisions of this Agreement are reasonable, in particular the definition of “Sears Competitor”. You further recognize and expressly acknowledge that: (i) the application of Section 5 of this Agreement will not have the effect of prohibiting you from earning a living in a satisfactory manner in the event of the cessation of your employment, (ii) Sears would be subject to an irreparable prejudice should one or several of the provisions of Section 5 be infringed, and (iii) in the event of any breach, Sears shall be authorized and entitled to obtain from any court of competent jurisdiction interim and permanent injunctive relief and an accounting of all profits and benefits arising out of such violation, which rights and remedies shall be cumulative and in addition to any other rights, damages or remedies to which Sears might otherwise be entitled.

6.	ONGOING OBLIGATIONS OF EMPLOYMENT

6.1	You are required to comply with the Code of Business Conduct (the “Code”), which may be amended from time to time, and to certify their understanding and compliance in writing on an annual basis. The Code is attached for your review. Please review the Code before the start of your employment, and ensure that you get clarification if you are unclear on any requirements contained in the Code.

Additional information regarding Sears policies and procedures can be obtained on the Sears Intranet. You are encouraged to become familiar with our internal site.

6.2	As an ongoing requirement of employment with Sears, you understand and agree that:

(a)	in the course of employment, Sears will be required, from time to time, to collect, use and disclose personal information in order to administer the employment relationship and you consent to such collection, use and disclosure;

(b)	any information relating to Sears policies, processes, structures, operations, customers, or other associates acquired by you in the course of, or as a result of, your employment with Sears is confidential. Such information shall be treated as confidential, and may not be disclosed by you to any other person, firm or company without prior written authorization. Confidential information or material includes but is not limited to financial information, plans, strategies, corporate information, and any other information deemed “confidential”, unless such information is available to the general public or in the public domain; and

(c)	Sears shall retain all rights attached to any of the work, products or results created, produced or manufactured by you arising out of or related to your employment. Such ownership and the sole right to obtain copyright in such property shall be vested in Sears, and Sears shall be at liberty to effect and be responsible for the registration, use, disbursement and other protection of such property as it may seem fit.

7.	GENERAL

7.1	The titles and descriptive headings of the articles of this Agreement are inserted solely for convenience, are not part of this Agreement and do not in any way limit or amplify this Agreement.

7.2	In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any Schedule hereto or any document herein, the provisions of this Agreement shall prevail.

7.3	In the event that any provision, or part thereof contained in this Agreement, or any schedule of this Agreement is prohibited or declared invalid, illegal or unenforceable by a court or other lawful authority, this Agreement and all schedules to this Agreement shall continue in force, with respect to the enforceable provisions, and all rights and remedies accrued under the enforceable provisions shall survive any such declaration.

7.4	This Agreement and any schedules or documents incorporated by reference herein constitute the entire Agreement between Sears and you and supersedes all prior negotiations and oral and written understandings, if any.

7.5	No supplement, waiver, amendment, modification or rescission of this Agreement shall be binding unless set forth in writing and signed by Sears.

7.6	This Agreement shall enure to the benefit and be binding upon each party and its heirs, executors, administrators, successors and permitted assigns.

7.7	This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Ontario and shall be treated in all respects as an Ontario contract. The parties submit to the jurisdiction of the Courts of Ontario with respect to any dispute, claim or other matter arising under this Agreement and the Courts of Ontario shall have exclusive jurisdiction with respect to any such dispute, claim or other matter.

7.8	You hereby represent and warrant that you are not party to or bound by the terms of any agreement with any previous employer or any other party that would prevent you from performing services for Sears, or restrict your ability to perform your obligations under this Agreement. You represent and warrant that you are not, at the time of entering this Agreement, a member of any board of directors of any for-profit or non-profit entity, or a party to any agreement, written or oral, with any entity for which you would receive remuneration for your services, except as disclosed to Sears and approved in writing prior to the Effective Date. You further represent and warrant to Sears that in the performance of your duties for Sears you shall not improperly bring to Sears or use any trade secrets, confidential information or other proprietary information of any third party; and that you will not infringe the intellectual property rights of any third party.

7.9	You acknowledge that you have been given the opportunity to read, evaluate and discuss the provisions of this Agreement and the attached documents with your personal advisors and with representatives of Sears.

7.10	In consideration of accepting this Agreement from Sears, you expressly authorize Sears to deduct and withhold any documented amounts properly owing to Sears, including but not limited to any vacation taken in excess of accrued entitlement, from any sums owing by Sears to you. You acknowledge that this paragraph constitutes a formula from which a specific amount may be calculated and is good and sufficient authorization for the purposes of all applicable legislation.

7.11	You acknowledge that this Agreement is conditional upon the successful completion of references, background check and verification of your educational credentials. In the event that these checks do not meet Sears’ standards, you understand that this Agreement is terminated and that you are not entitled to notice or pay in lieu of such notice in the event of such termination of this Agreement.

SEARS CANADA INC.

Per: Chairman of Human Resources and Compensation Committee	Calvin McDonald

Schedule A

SETTLEMENT AND RELEASE AGREEMENT

IN CONSIDERATION of the provision of the terms set out in the Letter of Termination dated ______ and hereto attached and other good and valuable consideration, the sufficiency of which is hereby acknowledged, I, _________________, on behalf of myself, my heirs, successors, administrators and assigns (hereinafter collectively referred to as the “Releasor”), agree to hereby release and forever discharge Sears Canada Inc., its parents, affiliates and associated companies, subsidiaries, officers, directors, employees, agents and their successors and assigns, (collectively, “Sears”) jointly and severally from any and all actions, causes of actions, contracts, covenants, whether express or implied, torts (intentional and unintentional), and any claims of any nature and kind whatsoever, including, but not limited to any vacation pay entitlements, claims and demands for damages, including any disability claims, loss of benefit claims, indemnity, costs, interest, loss, bonus, vacation, incentive compensation, or injury of any nature and kind whatsoever and howsoever arising, whether statutory or otherwise and specifically including, but not limited to, any claim under the applicable employment standards legislation (including but not limited to claims for wages, notice, severance, vacation pay or termination pay), Human Rights Code, Labour Relations Act, Occupational Health and Safety Act and Workplace Safety and Insurance Act, and any successor legislation, which I may heretofore have had, may now have, or may hereinafter have, in any way relating to my engagement by, hiring by, my employment with or the cessation of my engagement/employment by Sears.

I AGREE not to make any claims or demands, or commence, maintain or prosecute any action, cause or proceeding for damages, compensation, loss or any other relief whatsoever against Sears arising out of my employment with Sears or the termination of that employment. I further agree that this Settlement and Release Agreement shall operate conclusively as an estoppel and complete bar in the event of any such claim, action or proceeding, and may be plead as such, and that I will be liable to Sears for its costs and expenses, including reasonable legal fees, incurred in responding thereto. For clarity, I further agree that, as a condition of this Settlement and Release Agreement, I will take all necessary steps to ensure the withdrawal or dismissal of such claim or complaint.

I ACKNOWLEDGE AND AGREE that I shall not make any claim or demand or take any action or proceeding in connection with any matter covered by this Settlement and Release Agreement against any other person or corporation who might claim contribution or indemnity from Sears by virtue of the said claim or proceeding. I agree that if any such claim, demand, action or proceeding is made by me, Sears may raise this document as an estoppel and complete bar to any such claim, demand, action or proceeding and that I will be liable to Sears for its costs and expenses, including reasonable legal fees, incurred in responding thereto.

AND FOR THE SAID CONSIDERATION, I hereby confirm that I have considered whether I presently have any possible claim against Sears in respect of the applicable Human Rights Code, and confirm that I either have no such claim or that this Settlement and Release Agreement expressly compensates me for any such claim and that I seek no further right or remedy in respect of any possible claim.

I AGREE that the terms and conditions of this Settlement and Release Agreement are confidential and I undertake not to divulge or communicate its contents, in whole or in part, directly or indirectly, to anyone other than to receive professional advice.

I AGREE that in the event I should file any legal complaint with respect to my employment or the cessation of my employment with Sears contemplated hereunder, I will immediately reimburse Sears for any and all consideration provided pursuant to this Settlement and Release Agreement.

I AGREE not to, at any time, publicly comment in any adverse fashion, whether verbally or in writing, about Sears or any present or former employees, officers, or directors of Sears.

I ACKNOWLEDGE AND AGREE to indemnify and save harmless Sears from any and all claims or demands under the Income Tax Act of Canada, the Income Tax Act of the applicable province the Canada Pension Plan, the Employment Insurance Act of Canada, including any regulations made under the Employment Insurance Act, and any other statute or regulations for or in respect of any failure by Sears to withhold income tax, Canada Pension Plan premiums, employment insurance premiums or benefit overpayments or any other tax premium, payment or levy from all or any part of the consideration and any interest or penalties relating to the failure to withhold any costs or expenses incurred in defending such claims or demands.

I ACKNOWLEDGE AND AGREE that during my employment I acquired confidential information which is the exclusive property of Sears which I shall not use in any manner without the express written permission of Sears. I recognize that all material and information that has been disclosed to me during my employment is confidential information that could be used to the detriment of Sears. As such, I will fulfill my obligations to hold confidential the information I received during my employment with Sears. I acknowledge and agree that the requirement to keep confidential the information acquired by me during my employment is reasonable and necessary for the protection of Sears.

I ACKNOWLEDGE AND AGREE that the giving of the consideration herein is not deemed to be any admission of liability on the part of Sears and, in fact, liability is expressly denied.

I ACKNOWLEDGE AND AGREE that in the event that any provision of this Settlement and Release Agreement is deemed void, invalid or unenforceable by a court of competent jurisdiction, the remaining provisions shall remain in full force and effect.

THIS SETTLEMENT AND RELEASE AGREEMENT has been made in, and shall be construed in accordance with the laws of the Province of Ontario, and shall enure to the benefit of, and be binding upon me and my heirs, executors, administrators, legal and personal representatives, successors, and assigns.

I DECLARE THAT I fully understand the terms of this Settlement and Release Agreement and have had the opportunity to obtain independent legal advice prior to executing this document, and that I have signed this document freely, voluntarily and without constraint. I voluntarily accept the consideration offered for the purpose of making full and final compromise and settlement of all claims as noted above.

IN WITNESS WHEREOF I have executed this Settlement and Release Agreement at ________________,

DATE:                                  SIGNED, SEALED AND DELIVERED IN THE PRESENCE OF:

Employee Name	WITNESS

Print name:	Print name:

Schedule B

The following companies (including in each case affiliates, parent companies, subsidiaries controlled by the company and successors to the business of the company):

Hudson’s Bay Company (Hbc) (including The Bay, Zellers Inc. and Home Outfitters divisions),

Canadian Tire Corporation Limited,

Wal-Mart,

Best Buy,

Gap Inc. (including the Banana Republic and Old Navy divisions),

Office Depot Inc.,

InterTAN Canada Ltd.(currently doing business as “The Source by Circuit City”),

The Home Depot Inc.,

Le Group RONA Inc. (RONA),

Home Hardware Stores Limited, Reitmans (Canada) Limited,

Staples,

The Business Depot, Ltd,

Lowes,

Target Corporation,

Kohl’s,

Shoppers Drug Mart.